Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	2001	2002	2003	2004	2005	Six-months ended 30-Jun-06
Earnings (loss)–
Loss before income taxes	$(10,090)	$(34,017)	$(29,789)	$(93,271)	$(88,593)	$(43,130)
Add fixed charges:
Interest expense on indebtedness	$692	$1,936	$990	$4,480	$6,556	$3,286
Estimated interest on rental expense	341	329	300	1,611	1947	973
Amortization of deferred closing costs related to convertible notes	—	294	156	521	816	408
Amortization of discount on convertible notes	—	511	271

Total Adjusted Loss	$(9,057)	$(30,947)	$(28,072)	$(86,659)	$(79,274)	$(38,463)

Fixed Charges–
Interest expense on indebtedness	$692	$1,936	$990	$4,480	$6,556	$3,286
Estimated interest on rental expense	341	329	300	1,611	1,947	973
Amortization of deferred closing costs related to convertible notes	—	294	156	521	816	408
Amortization of discount on convertible notes	—	511	271

Total Fixed Charges	$1,033	$3,070	$1,717	$6,612	$9,319	$4,667

Coverage deficiency	$(10,090)	$(34,017)	$(29,789)	$(93,271)	$(88,593)	$(43,130)